[SHIP GRAPHIC] VANGUARD(R)

                                                    P.O. Box 2600
                                                    Valley Forge, PA 19482-2600

                                                    610-669-1538
                                                    Judy_L_Gaines@vanguard.com

May 9, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Chester Funds


Dear Mr. Sandoe,

     The following responds to your comments of May 8, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 35 that was filed on March 20, 2006.


Comment 1:        PROSPECTUS - PRIMARY INVESTMENT STRATEGIES - EACH FUND

Comment: The disclosure states that each Fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, of mid- and small- cap U.S. stocks. If the presence of mid- and small-cap stocks is significant enough to warrant it, there should be corresponding primary risk disclosure.

Response:         Vanguard Total Stock Market Index Fund invests across all
                  market-capitalization segments, and does not focus on a particular category of stocks. Based on the small percentage of this fund that is invested in small- and mid-cap stocks, and the fact that only a portion of each fund's assets are invested in this fund, we do not believe it is appropriate to add mid- or small-cap risk as a primary risk of the Funds.

Comment 2:        PROSPECTUS - PRIMARY RISKS - EACH FUND

Comment: Certain Funds include Manager Risk as a primary risk while others do not. Please explain the basis for the inconsistency.

Response:         To the extent that a Fund invests in solely in index funds, we do not consider Manager Risk to be a primary risk of the Fund.
                  However, to the extent that a Fund invests in actively managed funds to a significant extent, we do consider Manager Risk to be a primary risk. We have included Manager Risk as a primary risk in some Fund profiles and not others based on this analysis of each Fund's underlying fund investments.

Christian Sandoe, Esq.
May 9, 2006
Page 2
                  Accordingly, we will amend the sentence to read, "Please refer to the Performance of a Different but Similar Investment Vehicle section of this prospectus for information on the performance of a different but similar investment vehicle."

Comment 3:        PROSPECTUS - PERFORMANCE/RISK INFORMATION - 2015 FUND

Comment: Under Comparative Indexes in the average annual total return table, the Lehman Brothers Aggregate Bond Index appears first, but bonds only comprise 33.3% of the Fund's holdings.

Response:         We will amend the order of the comparative indexes so the
                  equity indexes precede the bond index.

Comment 4:        PROSPECTUS - MORE ON THE FUNDS - EACH FUND

Comment: Please explain why the Fund profiles do not include non-diversification risk as a primary risk.

Response:         We do not consider non-diversification risk to be a primary risk for the Funds. Each Fund, as a fund of funds, is classified as non-diversified solely because of a position taken by the Commission staff several years ago. In reality, each Fund's portfolio is thoroughly diversified, and that is unlikely to change in the foreseeable future. Accordingly, highlighting non-diversification as a risk in Item 2, in our view, would actually mislead investors about the risks of a Fund. General Instruction C.1(b) of Form N-1A admonishes funds not to "disproportionately emphasiz[e] possible investments or activities of the Fund that are not a significant part of the Fund's operations."(1)

                  The likelihood of a fund of funds ever being hurt disproportionately by a decline in the prices of just a few securities is extremely remote. All of Vanguard's funds-of-funds, on a look-through basis, invest in hundreds of securities and easily meet the diversification tests of the Investment Company Act. Nevertheless, we will continue to disclose, in Item 4, that the Fund is classified as non-diversified and explain why that is.

Comment 5:        PROSPECTUS - ASSET ALLOCATION FRAMEWORK

Comment: How can the Funds combine with the Target Retirement Fund without shareholder approval?

Response:         The Trust's agreement and declaration of trust allows for this type of merger upon the approval of the board of trustees. In approving any such merger, the board would consider the relevant factors and make the relevant findings as required by Rule 17a-8 under the Investment Company Act of 1940.

Comment 6:        SAI - DATE OF PROSPECTUSES

Comment: The SAI and Target Retirement Funds prospectus will be effective as of June 2006, but the prospectus for PRIMECAP Fund, another series of Vanguard Chester Funds, is dated January

----------------------------------------------------
1 See also Investment Company Act Release No. 23064 (March 13, 1998) In adopting Form N-1A, the Commission stated that the purpose of the summary risk disclosure in a fund's prospectus is to identify briefly the principal risks of investing in the particular fund and to emphasize those risks reasonable likely to affect the fund's performance.

Christian Sandoe, Esq.
May 9, 2006
Page 3

                  2006. How can the January prospectus incorporate by reference an SAI that did not exist until June?

Response:         In response to Item 1(b) of Form N-1A, we disclose on the back cover of the PRIMECAP prospectus (and all other fund prospectuses) that:

                  "The SAI contains more detailed information about the Fund. The current annual and semiannual reports and the SAI are incorporated by reference into (and are thus legally a part of) this prospectus.

                  To receive a free copy of the latest annual or semiannual report or the SAI, or to request additional information about the Fund or other Vanguard funds, please visit our website or contact us as follows."

                  Our use of the terms "current" and "latest" are intended to make clear to investors that we are incorporating by reference the most recent version of SAI.

Comment 7:        TANDY REQUIREMENTS

As required by the SEC, the Fund acknowledges that:

                  - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

                  - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department